SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 0-13322

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.

300 United Center

500 Virginia Street, East

Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.

Savings and Stock Investment Plan

Year Ended December 31, 2010

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2010, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets (held at end of year) as of December 31, 2010, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules (modified cash basis) have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Charleston, West Virginia

June 24, 2011

United Bankshares, Inc.

Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—

Modified Cash Basis

	December 31
	2010	2009
Assets
Cash and cash equivalents	$6	$24,185
Investments, at fair value	46,799,510	35,409,770
Loans to participants	39,136	54,693

Total assets	46,838,652	35,488,648

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(211,402)	(136,757)

Net assets available for benefits	$46,627,250	$35,351,891

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—

Modified Cash Basis

Year Ended December 31, 2010

Additions
Investment income:
Interest and dividends	$1,466,833

Contributions:
Employees	2,464,530
Employer	1,215,665

3,680,195

Net appreciation in fair value of investments	8,366,897

Total additions	13,513,925

Deductions
Withdrawals and benefits paid directly to participants	2,238,566

Total deductions	2,238,566

Net increase	11,275,359

Net assets available for benefits:
Beginning of year	35,351,891

End of year	$46,627,250

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis

December 31, 2010

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Interest income on investments is recorded as earned while all other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are primarily investments in the Federated Prime Obligations Fund, the underlying assets of which are highly liquid United States government obligations. The fair value of cash equivalents approximates cost.

Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) (see Note 5 for further discussion of fair value measurements).

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

1. Significant Accounting Policies (continued)

The Plan invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (synthetic GICs). These investment contracts are recorded at fair value (see Note 5). However, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Loans to Participants

The loans to participants are measured at their principal balance, plus any accrued but unpaid interest.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06 (ASU 2010-06), “Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. The Plan adopted the provisions of ASU 2010-06 which were required to be adopted in the first quarter of 2010. The adoption did not have a material impact on the Plan’s financial statements.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

1. Significant Accounting Policies (continued)

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (ASC topic 855): Amendments to Certain Recognition and Disclosure Requirements.” This guidance removes the requirement for a SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. ASU 2010-09 is intended to remove potential conflicts with the SEC’s literature and all of the amendments are effective upon issuance, except for the use of the issued date for conduit debt obligors, which will be effective for interim or annual periods ending after June 15, 2010. The adoption did not have a material impact on the Plan’s consolidated financial statements.

In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans”, which provides guidance on how loans to participants should be classified and measured by defined-contribution pension plans. ASU 2010-25 requires that participant loans should be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance, plus any accrued but unpaid interest. The guidance in ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and must be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year and 1,000 hours of service for employer match. The United Pension Committee (the Committee) is responsible for the general administration of the Plan. United Bank, Inc. is the trustee of the Plan. FASCore, LLC is the recordkeeper of the Plan. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In 2008, “Employee Deferrals” discussed in the first and third paragraphs of Section 4.1 of the Plan and “Employee Matching Contributions” in the first paragraph of Section 4.2 of the Plan were amended and restated in their entirety, effective January 1, 2009. In late 2009, Section 2.7, defining “Compensation”, was amended to include an additional provision and Section 5.7(b)(2) of the Plan was amended to add a sentence regarding distributions. In late 2010, Section 2.7, defining “Compensation”, was amended to include additional provisions and Section 18.7(b), Divestment and Diversification of Employer Securities, was amended and restated in its entirety, effective January 1, 2011. These amendments did not have a material impact on the Plan’s financial statements.

Contributions

Active participants may defer up to 100% of their annual pre-tax compensation subject to the Code’s limitations. Prior to December 31, 2008, United contributed an amount equal to 100% of the first 2% of the participant’s deferral and 25% of the next 2% of the participant’s deferral. Beginning January 1, 2009, United matched 100% of the first 3% of the participant’s deferral and 25% of the next 1% of the participant’s deferral. These matching contributions are made by United on a semimonthly basis and consist of cash, which is used by the Plan to purchase shares of United common stock.

Participants may choose to have their deferral contributions directed to any of 20 investment options including United Bankshares, Inc. Common Stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1%.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

2. Description of the Plan (continued)

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

On termination of service, a participant may receive a lump-sum or installment amount or keep funds invested in the Plan until reaching the age of 70 1/2.

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

3. Investments (continued)

The estimated fair value of individual investments representing 5% or more of the Plan’s net assets is as follows:

	December 31
	2010	2009
American Funds Growth Fund of America	$3,212,113	$2,710,853
Federated Capital Preservation Fund (at contract value)*	6,209,507	5,023,138
Federated Kaufmann Fund	2,433,588	2,153,069
Janus Balanced Fund	2,508,672	2,288,482
United Bankshares, Inc. Common Stock:
Participant-Directed	7,224,585	5,065,462
Non-participant-Directed	13,900,315	9,342,264

*	The fair value of the Plan’s investment in the Federated Capital Preservation Fund was $6,420,909 at December 31, 2010.

During 2010, the current value of the Plan’s investments (including investments purchased, sold, and held during the year), as determined principally by quoted market values, appreciated (depreciated) as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Shares of registered investment companies	$1,480,113
United Bankshares, Inc. Common Stock	6,886,784

$8,366,897

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investments is as follows:

	December 31
	2010	2009
Investments, at fair value:
United Bankshares, Inc. Common Stock	$13,900,315	$9,342,264

	Year Ended December 31
	2010	2009
Change in net assets:
Contributions	$1,210,532	$1,207,641
Dividends	560,807	496,317
Net realized and unrealized appreciation (depreciation) in fair value	3,330,260	(5,424,654)
Distributions to participants	(543,548)	(337,743)

	$4,558,051	$(4,058,439)

5. Fair Value Measurements

The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The Fair Value Measurements and Disclosures topic in ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. The three levels of the fair value hierarchy based on these two types of inputs, are as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

5. Fair Value Measurements (continued)

•

Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

•	Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level of input that is significant in the fair value measurement.

The following describes the valuation techniques used by Plan management to measure financial assets recorded at fair value on a recurring basis in the financial statements. Investments held by the Plan are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). Mutual funds and common stock are valued at Level 1. Some of the Plan’s investment choices represent funds of funds and are valued at Level 2 because quoted market prices are not available. The value of this type of investment is calculated daily by the fund administrator. Its initial pricing input is the quoted share prices obtained for the underlying mutual funds, which is then adjusted to apply any applicable expense factor.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

5. Fair Value Measurements (continued)

The following table presents the balances of financial assets measured at fair value on a recurring basis as of December 31, 2010:

		Fair Value Measurements Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Company stock	$21,124,900	$21,124,900	$—	$—
Mutual funds	19,253,701	18,471,417	782,284	—
Common Collective Trust Fund (a)	6,420,909	—	6,420,909	—

Total assets at fair value	$46,799,510	$39,596,317	$7,203,193	$—

The following table presents the balances of financial assets measured at fair value on a recurring basis as of December 31, 2009:

		Fair Value Measurements Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Company stock	$14,407,726	$14,407,726	$—	$—
Mutual funds	15,842,149	15,385,033	457,116	—
Common Collective Trust Fund (a)	5,159,895	—	5,159,895	—

Total assets at fair value	$35,409,770	$29,792,759	$5,617,011	$—

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

5. Fair Value Measurements (continued)

(a)	This category is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 1, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

6. Benefits Payable

Participants elected to withdraw $50 and $10,957 as of December 31, 2010 and 2009, respectively. These amounts were approved and processed for payment but were not paid as of the respective period end.

7. Reconciliation of Financial Statements to Form 5500

For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalents classified as investments on the Form 5500 was $6 and $24,185 as of December 31, 2010 and 2009, respectively. No cash was held by the Plan as of December 31, 2010 and 2009, which was classified as non-interest-bearing cash on the Form 5500.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009, to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$46,627,250	$35,351,891
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	211,402	136,757

Net assets available for benefits per the Form 5500	$46,838,652	$35,488,648

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

10. Transactions with Parties-in-Interest

The Plan holds units of common/collective trust funds managed by Federated Investors Trust Company, the sub-custodian of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2010, the Plan received approximately $861,000 in common stock dividends from the Company. The Plan also holds 723,455 shares of United common stock, which had a fair value of $29.20 per share at December 31, 2010.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, Inc., a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds made available by FASCore, LLC, record-keeper for the Plan.

11. Subsequent Events

As of June 23, 2011, the fair value of United’s common stock was $23.65 versus $29.20 at December 31, 2010.

Supplemental Schedules—

Modified Cash Basis

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)—Modified Cash Basis

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value

*	Federated Prime Obligations Fund (cash equivalents)	6 shares	$		$6
	Allianz NFJ Small Cap Value Fund	9,637 shares			281,894
	American Funds Growth Fund of America	106,397 shares			3,212,113
	Federated Capital Preservation Fund	642,091 shares			6,420,909
*	Federated Max-Cap Fund	133,595 shares			1,726,047
*	Federated Income Trust	136,461 shares			1,443,761
*	Federated Kaufmann Fund	443,277 shares			2,433,588
*	Federated Kaufmann Small Cap Fund	14,896 shares			390,118
*	Federated Stk Tr Sh Ben	62,659 shares			1,406,077
*	Federated Total Return Bond Fund	159,646 shares			1,780,048
	Goldman Sachs Mid Cap Equity	25,284 shares			898,594
	Harbor International Fund Inv	26,121 shares			1,567,253
	Janus Balanced Fund	100,027 shares			2,508,672
	MDT All Cap Core Fund	18,232 shares			218,417
	Manning & Napier World Opportunities A	38,755 shares			333,676
	RS Partners Fund	8,195 shares			271,159
	T. Rowe Price Retirement Fund 2010 Fund-R	21,056 shares			320,267
	T. Rowe Price Retirement Fund 2020 Fund-R	7,320 shares			118,957
	T. Rowe Price Retirement Fund 2030 Fund-R	6,193 shares			105,901
	T. Rowe Price Retirement Fund 2040 Fund-R	13,748 shares			237,159
*	United Bankshares, Inc. Common Stock	723,455 shares		19,863,419	21,124,900

*	Loans to participants (interest rates ranging from 4.25% to 8.75%)				39,136

					$46,838,652

*	Represents a party-in-interest to the Plan.

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4j – Schedule of Reportable Transactions— Modified Cash Basis

Year Ended December 31, 2010

(a) Identity of Party Involved	(b) Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Series of Transactions > 5% of Plan Assets by Issue

United Bankshares, Inc.	Common stock	$3,168,477	$3,338,425	$—	$—	$3,279,626	$—	$58,799

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc.
Savings and Stock Investment Plan

/s/ Harold Manner
Mr. Harold Manner
Plan Administrator

June 24, 2011